Exhibit 2.1

AMENDMENT NO. 1 TO

ARRANGEMENT AGREEMENT

THIS AMENDMENT NO. 1 TO THE ARRANGEMENT AGREEMENT (this “Amendment”) dated as of March 22, 2007 is entered into by and between Hub International Limited, a Canadian corporation (the “Company”), and Maple Tree Acquisition Corporation, a corporation organized and existing under the laws of British Columbia (“Parent”). Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Arrangement Agreement dated as of February 25, 2007 (the “Arrangement Agreement”) by and between the Company and Parent.

RECITALS

WHEREAS, the Company and Parent have entered into the Arrangement Agreement pursuant to which, among other things, Parent shall acquire all of the issued and outstanding common shares (the “Shares”) of the Company.

WHEREAS, pursuant to and in accordance with Section 9.4 of the Arrangement Agreement, the Company and Parent desire to amend the Arrangement Agreement so as to, among other things, increase the per Share purchase price set forth in the Plan of Arrangement from $40.00 per Share to $41.50 per Share;

WHEREAS, the Board of Directors of the Company, acting upon the recommendation of the Special Committee, has (i) determined that it is advisable and in the best interests of the Company and the Company Shareholders to enter into this Amendment and (ii) resolved to recommend approval of the Arrangement by the Company Shareholders; and

WHEREAS, the Board of Directors of Parent has approved this Amendment and declared it advisable for Parent to enter into this Amendment.

AGREEMENT

NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

1. Amendment of Definition of “Termination Fee”. The definition of “Termination Fee” set forth in Article I of the Arrangement Agreement is hereby amended and restated to read as follows:

“‘Termination Fee’ means $53,000,000.”

2. Amendment of Section 3.16. Section 3.16 of the Arrangement Agreement is hereby amended and restated in its entirety to read as follows:

“(a) Merrill Lynch, Pierce, Fenner & Smith Incorporated and Scotia Capital Inc. have delivered to the Board of Directors of the Company and the Special Committee, respectively, an opinion to the effect that, as of the date hereof, the consideration (as set forth in the Agreement as of the date hereof) to be received by holders of Shares (other than holders of Shares that are Affiliates of Parent or holders of Shares being contributed to Parent in connection with the Arrangement) in the Arrangement is fair, from a financial point of view, to such holders.

(b) Scotia Capital Inc. has provided advice to the Special Committee to the effect that, as of March 22, 2007, the consideration to be received by holders of Shares (other than holders of Shares that are Affiliates of Parent or holders of Shares being contributed to Parent in connection with the Arrangement) in the Arrangement is fair, from a financial point of view, to such holders.”

3. Amendment of Section 4.7. Section 4.7 of the Arrangement Agreement is hereby amended and restated as follows:

“Financing. Parent has delivered to the Company true and complete copies of (a) the commitment letter, dated as of March 21, 2007, among Parent, Morgan Stanley Senior Funding, Inc. (as such letter, in accordance with Section 6.8(c), may from time to time be amended, restated, modified, supplemented or replaced to add and appoint additional arrangers, bookrunners, underwriters, agents, lenders and similar entities, to provide for the assignment and reallocation of a portion of such commitment, the “Debt Financing Commitment”), pursuant to which the lender party thereto has committed, subject to the terms thereof, to lend the amounts set forth therein (the “Debt Financing”), and (b) the equity commitment letters, dated as of February 25, 2007, from (i) Apax US VII, L.P., (ii) Apax Europe VII Investments Sárl and (iii) Morgan Stanley Principal Investments, Inc. (the “Equity Financing Commitments” and together with the Debt Financing Commitment, the “Financing Commitments”), pursuant to which such parties have committed, subject to the terms thereof, to invest the cash amounts set forth therein (the “Equity Financing” and together with the Debt Financing, the “Financing”). As of March 22, 2007, (A) none of the Financing Commitments has been amended or modified, and (B) the respective commitments contained in the Financing Commitments have not been withdrawn or rescinded in any respect. Each of the Equity Financing Commitments, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of Parent and, to the knowledge of Parent, the other parties thereto. The Debt Financing Commitment, in the form so delivered, is in full force and effect as of March 22, 2007 and is a legal, valid and binding obligation of Parent and, to the knowledge of Parent, the other party thereto for so long as it remains in full force and effect. As of March 22, 2007 and assuming the accuracy of all representations and warranties of the Company in this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent under any term or condition of the Financing Commitments. As of March 22, 2007 and assuming the accuracy of all representations and warranties of the Company in this Agreement and compliance by the Company with its agreements hereunder, Parent has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Financing Commitments. Parent has fully paid, or caused to be fully paid, any and all commitment and other fees required by the terms of the Financing Commitments to be paid on or before March 22, 2007. Assuming the accuracy of the Company’s representations and warranties contained herein, the proceeds from the Financing (together with the available cash of the Company and its Subsidiaries) constitute all of the financing required to be provided by Parent for the consummation of the transactions contemplated by this Agreement, including the cash payment to fund the Arrangement as described in Article 3 of the Plan of Arrangement.”

4. Amendment of Section 4.8. Section 4.8 of the Arrangement Agreement is hereby amended and restated as follows:

“Guarantees. Parent has delivered to the Company the limited guarantees dated as of February 25, 2007, together with amendments thereto dated as of March 22, 2007, of each of (A) Apax US VII, L.P., (B) Apax Europe VII Investments Sárl and (C) Morgan Stanley Principal Investments, Inc. (the “Guarantors”) with respect to certain matters on the terms specified therein (the “Guarantees”).”

5. Amendment and Restatement of Exhibit C (Plan of Arrangement). Exhibit C to the Arrangement Agreement (Plan of Arrangement) is hereby deleted in its entirety and replaced with Exhibit C hereto.

6. References. After giving effect to this Amendment, each reference in the Arrangement Agreement to “this Agreement”, “hereof”, “hereunder” or words of like import referring to the Arrangement Agreement shall refer to the Arrangement Agreement as amended by this Amendment and all references in the Company Disclosure Letter to “the Agreement” shall refer to the Arrangement Agreement as amended by this Amendment.

7. Miscellaneous. The provisions of Sections 9.7, 9.8. 9.9. 9.10. 9.11. 9.13 and 9.14 of the Arrangement Agreement shall apply mutatis mutandis to this Amendment, and to the Arrangement Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms therein as modified hereby.

8. No Further Amendment. Except as amended hereby, the Arrangement Agreement, shall remain in full force and effect in accordance with its terms.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized officers as of the day and year first written above.

HUB INTERNATIONAL LIMITED

By:	/s/ W. Kirk James
Name:	W. Kirk James
Title:	V.P., Secretary & Chief Corporate Development Officer

MAPLE TREE ACQUISITION CORPORATION

By:	/s/ Stephen Green
Name:	Stephen Green
Title:	President

By:	/s/ Mitch Truwit
Name:	Mitch Truwit
Title:	Secretary

EXHIBIT C

PLAN OF ARRANGEMENT

Under Section 192 of the Canada Business Corporations Act

concerning

HUB INTERNATIONAL LIMITED

ARTICLE 1

INTERPRETATION

1.1	Definitions

For the purposes of this Plan of Arrangement, the following have the respective meanings set forth below:

“Affiliate” means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by, or under common control with, such Person. For purposes of this definition, the term “control” (including the correlative terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

“Arrangement” means the arrangement under the provisions of Section 192 of the CBCA on the terms and conditions set out in this Plan of Arrangement subject to any amendments or variations hereto made in accordance with Section 6.1 of this Plan of Arrangement or made at the direction of the Court in accordance with the Final Order with the consent of the Company and Parent;

“Arrangement Agreement” means the arrangement agreement between Hub International Limited and Maple Tree Acquisition Corporation entered into as of the 25th day of February, 2007;

“Arrangement Resolution” means the special resolution of the Company Shareholders approving the Plan of Arrangement, to be considered at the Company Meeting, substantially in the form and content of Exhibit A of the Arrangement Agreement;

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by the CBCA to be filed with the Director after the Final Order is made in order for the Arrangement to become effective;

“Business Day” means any day other than the days on which banks in New York, New York or Toronto, Ontario are required or authorized to close;

“Cashed-out Option” means each Company Option that has not been duly exercised by a Holder of Company Options prior to the Effective Time;

“Cashed-out RSU” means each Company RSU with respect to which the vesting is accelerated by its terms on account of the consummation of the transactions contemplated by, or pursuant to the terms of, the Arrangement;

“CBCA” means the Canada Business Corporations Act, as amended;

“Certificate of Arrangement” means the certificate of arrangement issued by the Director pursuant to subsection 192(7) of the CBCA after the Articles of Arrangement have been filed;

“Code” means the United States Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder;

“Company” means Hub International Limited, a corporation existing under the CBCA, and the corporation resulting from the amalgamation referred to in Section 3.1(e);

“Company Debt” means the Indebtedness identified on the certificate that will be provided to the Company at least 5 Business Days prior to the Effective Date (for purposes of the definition of “Company Debt”, “Indebtedness” shall have the meaning as used in the Arrangement Agreement);

“Company Debt Payoff Loans” has the meaning ascribed to it in Section 3.1(c);

“Company Meeting” has the meaning ascribed to it in the Arrangement Agreement;

“Company Options” means the options granted under the Company Stock Plans to purchase Shares that remain outstanding on the Effective Date;

“Company Proxy Statement” has the meaning ascribed to it in the Arrangement Agreement;

“Company Restricted Share” means any Share subject to the escrow provisions of an agreement between the Company and any other Person;

“Company RSU” means restricted share units granted pursuant to the Company Stock Plans;

“Company Securityholders” means Holders of Shares, Company Options and Company RSUs;

“Company Shareholders” means Holders of Shares;

“Company Stock Plans” means the Equity Incentive Plan, as amended, of the Company, the 2005 Equity Incentive Plan, as amended and restated, of the Company and/or the PLI Program, as amended, of the Company, as applicable, including all sub-plans adopted pursuant to any of the foregoing;

“Company Transaction Notice” means a notice in writing provided by Parent to the Company at least five (5) Business Days prior to the Effective Time specifying (i) the name of the designated Subsidiaries of the Company that shall be continued under the laws of Canada or one of the provinces pursuant to Section 3.1(a), (ii) the jurisdiction of formation of the Subsidiary and the manner in which the said Subsidiary shall acquire an interest in Maple Tree International Partnership pursuant to Section 3.1(b), (iii) the name of the designated Subsidiaries of the Company that will amalgamate pursuant to Section 3.1(e), and (iv) as applicable, certain amendments to this Plan of Arrangement made pursuant to Section 6.1(d);

“Court” means the Superior Court of Justice (Ontario);

“Depositary” means a bank or trust company selected by Parent in its reasonable discretion and reasonably acceptable to the Company, which Depositary will perform the duties described in Section 4 pursuant to a depositary or paying agent agreement in form and substance reasonably acceptable to the parties;

“Debt Repayment Notice” means a notice in writing provided by Parent to the Company at least 5 Business Days prior to the Effective Time specifying (i) the portion of the Company Debt that the Company and/or one or more designated Subsidiaries of the Company shall repay pursuant to Section 3.1(d), (ii) the manner in which the Company and/or one or more designated Subsidiaries of the Company shall be funded for the repayment and (iii) certain other transactions with respect to the repayment of the Company Debt;

“Director” means the Director appointed under Section 260 of the CBCA;

“Dissent Rights” has the meaning ascribed to it in Section 5.1;

“Dissenting Shareholder” means any Company Shareholder who has properly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such Dissent Rights;

“Effective Date” means the date shown on the Certificate of Arrangement;

“Effective Time” means a time as specified in writing by Parent on the Effective Date;

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended or varied by the Court at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal at the direction of the Court;

“Governmental Authority” means any nation or government or any agency, public or regulatory authority, instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of any national or government or political subdivision thereof, in each case, whether foreign or domestic and whether national supranational, federal, provincial, state, regional, local or municipal;

“Holders” means (a) when used with reference to the Shares, the holders thereof shown from time to time in the register of holders of Shares maintained by or on behalf of the Company and, where the context so provides, includes joint holders of such Shares, (b) when used with reference to the Company Options, means the holders thereof shown from time to time in the register maintained by or on behalf of the Company in respect of Company Options and (c) when used with reference to the Company RSUs, means the holders thereof shown from time to time in the registers maintained by or on behalf of the Company in respect of the Company RSUs;

“In-the-Money Amount” means, (i) for each Company Option, the difference, if any, between the Purchase Price and the per share exercise price of that Company Option as of the Effective Time and (ii) for each Replacement Option, the difference, if any, between the fair market value of each share issuable upon the exercise of such Replacement Option and the “per share” exercise price of that Replacement Option as of the Effective Time;

“Interim Order” means the interim order of the Court, as the same may be amended, in respect of the Arrangement;

“ITA” means the Income Tax Act (Canada), as amended;

“Letter of Transmittal” means the letter of transmittal for use by the Company Shareholders, in the form accompanying the Company Proxy Statement (which shall be reasonably acceptable to Parent), which shall specify that delivery shall be effected, and risk of loss and title to the Share certificates shall pass, only upon proper delivery of the Share certificates (or effective affidavits of loss in lieu thereof) to the Depositary and which shall be in such form and have such other customary provisions as Parent and the Company may reasonably specify;

“Option Payment Loan” has the meaning ascribed to it in Section 3.1(c);

“Parent” has the meaning ascribed to it in the Arrangement Agreement;

“Person” means any individual, corporation, company, limited liability company, partnership, association trust, joint venture or any other entity or organization, including any government or political subdivision or any agency or instrumentality thereof;

“Plan of Arrangement”, “hereof”, “herein”, “hereunder”, and similar expressions refer to this Plan of Arrangement and not to any particular Article, Section or other portion hereof and includes any agreement or instrument supplementary or ancillary hereto;

“Purchase Price” has the meaning ascribed to it in Section 3.1(h);

“Qualifying Company Shareholder” means a Company Shareholder but, for greater certainty, does not include (i) a Dissenting Shareholder or (ii) Parent or any Affiliate of Parent;

“Replacement Options” means options to acquire shares of Parent (or its parent) granted in exchange for Company Options pursuant to a Rollover Agreement;

“Rollover Agreement” means a written agreement between Parent (or its parent) and an officer or employee of the Company or its Subsidiaries, (i) pursuant to which (A) Parent (or its parent) has agreed to accept, and such officer or employee has agreed to exchange, that number of the Shares held by such officer or employee stipulated in the agreement (if any) based on the value of such Shares equal to the Purchase Price, in exchange for shares in the capital of Parent (or such parent) and $0.01, except that cash may be paid in lieu of issuing fractional shares and/or (B) such officer or employee has agreed to exchange that number of the Company Options held by such officer or employee stipulated in the agreement (if any) solely in exchange for Replacement Options having a term equal to the remaining term of the Company Option with respect to which such Replacement Option is issued and for which the total In-the-Money Amount of such Replacement Options shall, at the time of granting of such Replacement Options, equal (subject to rounding down to take into account fractional shares) the total In-the-Money Amount of the Company Options exchanged for such Replacement Options, provided that the Company may reduce the exercise price of the Replacement Options to the extent permitted by applicable law and/or (C) such officer or employee has agreed to invest all or a portion of the proceeds resulting from the payment, made to him/her pursuant to Section 3.1(g) for the cancellation of his/her Cashed-out RSUs in exchange for shares in the capital of Parent; (ii) which has been entered into prior to the Effective Time but is to be completed as set out in Section 3.1 of this Plan of Arrangement; (iii) under which all conditions to closing (other than completion of the Arrangement) have been satisfied or waived as of the Effective Time; and (iv) which has not been terminated prior to the Effective Time;

“Rollover Options” means Company Options which are to be exchanged for Replacement Options pursuant to a Rollover Agreement;

“Rollover Shares” means Shares which are to be received by Parent (or its parent) pursuant to a Rollover Agreement;

“RSU Payment Loan” has the meaning ascribed to it in Section 3.1(c);

“Securities Act” means the Securities Act (Ontario), as amended;

“Shares” means the common shares of the Company and includes the Company Restricted Shares;

“Subsidiary”, with respect to any Person, means any other Person of which the first Person owns, directly or indirectly, securities or other ownership interests having voting power to elect a majority of the board of directors or other persons performing similar functions (or, if there are no such voting interests, more than 50% of the equity interests of the second Person); and

“Tax” and “Taxes” have the meanings ascribed thereto in the Arrangement Agreement.

1.2	Headings and References

The division of this Plan of Arrangement into Articles and sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise specified, references to Articles and sections are to Articles and sections of this Plan of Arrangement.

1.3	Time Periods

Unless otherwise specified, time periods within, or following, which any payment is to be made, or act is to be done, shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

1.4	Currency

All sums of money which are referred to in this Plan of Arrangement are expressed in United States currency unless otherwise specified.

1.5	Time

Unless otherwise indicated, all times expressed herein or in any Letter of Transmittal are to local time, Toronto, Ontario.

1.6	Construction

In this Plan of Arrangement:

(a)	unless the context otherwise requires, words importing the singular include the plural and vice versa and words denoting any gender include all genders;

(b)	the word “including” or “includes” shall mean “including (or includes) without limitation”; and

(c)	any reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.

1.7	Governing Law

This Plan of Arrangement shall be governed by and construed in accordance with the CBCA, and the laws of the Province of Ontario and the laws of Canada applicable therein.

ARTICLE 2

PURPOSE AND EFFECT OF THE PLAN OF ARRANGEMENT

2.1	Arrangement

This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms part of, the Arrangement Agreement.

2.2	Effectiveness

This Plan of Arrangement, upon filing the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective and will be binding without any further authorization, act or formality on the part of the Court, the Director, Parent (or its Affiliates), the Company, or the Company Securityholders, from and after the Effective Time and, other than as expressly provided in Article 3, no portion of this Plan of Arrangement shall take effect with respect to any Person until the Effective Time.

ARTICLE 3

THE ARRANGEMENT

3.1	Arrangement

Pursuant to the Arrangement, the following transactions shall occur and shall be deemed to occur in the order in which they appear without any further act or formality (unless otherwise specified):

(a)	Prior to the Effective Time, the Company will have continued certain designated Subsidiaries under the laws of Canada or one of the provinces as set out in the Company Transaction Notice.

(b)	The Company will form a new Subsidiary and, on Effective Time, such new Subsidiary shall acquire an interest in Maple Tree International Limited Partnership as set out in the Company Transaction Notice.

(c)	Five (5) minutes following the second step contemplated in Section 3.1(b), Parent (or one or more of its Affiliates) will provide by wire transfer of immediately available funds (i) one or more loans (the “Company Debt Payoff Loans”) to the Company (and/or one or more of its Subsidiaries) in an aggregate amount equal to the aggregate of all amounts required to repay and discharge the Company Debt in accordance with the Debt Repayment Notice, (ii) a loan to the Company (and/or one or more of its Subsidiaries) equal to the aggregate amount payable under Section 3.1(f) (the “Option Payment Loan”) and (iii) a loan to the Company (and/or one or more of its Subsidiaries) equal to the aggregate amount payable under Section 3.1(g) (the “RSU Payment Loan”).

The Company Debt Payoff Loans, the Option Payment Loan and the RSU Payment Loan will be evidenced by demand promissory notes issued by the Company (or the applicable Subsidiary of the Company) to the lender thereof.

(d)	Five (5) minutes following the step contemplated in Section 3.1(c), the Company and/or one or more of its Subsidiaries (as the case may be) will repay in full all amounts required to repay and discharge the portion of the Company Debt as set out in the Debt Repayment Notice and will complete all of the other transactions set out in the Debt Repayment Notice.

(e)	Five (5) minutes following the step contemplated in Section 3.1(d), the Company will amalgamate with one or more of designated Subsidiaries as set out in the Company Transaction Notice.

(f)	The Company will provide notice to each holder of a Company Option at least 30 days in advance of the date of the Effective Date that the Company Option exercise period has been shortened in connection with the Arrangement, and that, except with respect to Rollover Options, five (5) minutes following the step contemplated in Section 3.1(e), each Company Option that has not been exercised prior to the Effective Date will be cancelled by the Company in consideration for the right to receive a cash payment from the Company in an amount equal to the In-the-Money Amount of such Cashed-out Option (and, for greater certainty, the Company shall withhold any required withholding Taxes).

(g)	Contemporaneously with the step contemplated in Section 3.1(f): (i) each Cashed-out RSU will be cancelled in consideration for the right to receive a cash payment from the Company in the amount equal to the Purchase Price (and, for greater certainty, the Company shall withhold any required withholding Taxes) and (ii) each Company RSU (other than Cashed-out RSUs) will remain in effect, with appropriate adjustments determined by the Company pursuant to the terms of the Company Stock Plans, following the Effective Time and will vest in accordance with its terms, unless the Company and Parent determine on or prior to the Effective Date to accelerate the vesting of such Company RSUs.

(h)	Five (5) minutes following the steps contemplated in Section 3.1(f) and Section 3.1(g), the outstanding Shares (excluding Rollover Shares) held by Qualifying Company Shareholders will be transferred by the Holders thereof to Parent without any further authorization, act or formality by such Holders, in exchange for cash in the amount of $41.50 per Share (the “Purchase Price”) in accordance with Section 4.1, and Parent will be deemed to be the legal and beneficial owner thereof, free and clear of all liens, charges, claims and encumbrances.

(i)	Contemporaneously with the step contemplated in Section 3.1(h), the outstanding Shares held by Dissenting Shareholders shall be deemed to be transferred by the Holders thereof to Parent without any further authorization, act or formality by such Holders, in consideration for the right to receive an amount determined and payable in accordance with Article 5 hereof, and the names of such Holders will be removed from the register of Holders, and Parent will be recorded as the registered Holder so transferred and will be deemed to be the legal and beneficial owner thereof, free and clear of all liens, charges, claims and encumbrances.

(j)	Contemporaneously with the step contemplated in Section 3.1(h), the transactions contemplated by Sections (i)(A), and (i)(B) and (i)(C) of the definition of Rollover Agreement will occur.

ARTICLE 4

PAYMENT

4.1	Delivery of Cash

At or before the Effective Time, Parent shall deposit or cause to be deposited with the Depositary, for the benefit of each Company Shareholder, the cash, in United States dollars, to which each such Company Shareholder is entitled pursuant to Section 3.1(h) upon the transfer of the Shares to Parent. Upon surrender by a Company Shareholder to the Depositary of a certificate which immediately prior to the Effective Time represented one or more Shares, together with a duly completed and executed Letter of Transmittal and any other documents reasonably requested by Parent and the Depositary (or, if such Shares are held in book–entry or other uncertificated form, upon the entry through a book–entry transfer agent of the surrender of such Shares on a book–entry account statement (it being understood that any references herein to “certificates” shall be deemed to include references to book–entry account statements relating to the ownership of Shares)), the Holder of such surrendered certificate(s) of Shares shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Company Shareholder, as soon as practicable after the Effective Time, a cheque issued by the Depositary (or other form of immediately available funds) representing that amount of cash which such Company Shareholder has the right to receive pursuant to Section 3.1, less any amounts withheld pursuant to Section 4.5. In addition, the Company shall deliver to each Holder of Cashed-out Options and Cashed-out RSUs, forthwith after the Effective Time, a cheque issued by the Company (or other form of immediately available funds) representing that amount of cash which such Holder of Cashed-out Options and Cashed-out RSUs has the right to receive, less any amounts withheld pursuant to Section 4.5. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a cheque representing the proper amount of cash (or other form of immediately available funds) may be delivered to the transferee if the certificate representing such Shares is surrendered to the Depositary, accompanied by a duly completed and executed Letter of Transmittal and all documents required to evidence and effect such transfer. Until surrendered as contemplated by this Section 4.1, each certificate of Shares (excluding Rollover Shares) shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender a cash payment in the manner contemplated by this Section 4.1, less any amounts withheld pursuant to Section 4.5. The provisions contained in the Rollover Agreement prevail over this Section 4.1 with respect to the securities of the Company subject to such Rollover Agreement. Any portion of the amount deposited with the Depositary (including any interest and other income resulting from any investment of the Depositary with respect to such amount) that remains unclaimed by the Holders and other eligible Persons in accordance with this Article 4 following 180 days after the Effective Time shall be delivered to the Company, and any Holder who has not previously complied with this Article 4 shall thereafter look only to the Company for, and, subject to Section 4.4, the Company shall remain liable for, payment of such Holder’s claim for payment under this Section 4.1.

4.2	Distributions with respect to Unsurrendered Certificates

No dividends or other distributions declared or made after the Effective Time with respect to Shares with a record date after the Effective Time shall be paid to the Holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Shares that were transferred pursuant to Section 3.1. At the time of such surrender of any such certificate, there shall be paid to the Holder of the certificates representing Shares, without interest, the amount of cash to which such Holder is entitled pursuant to Section 3.1.

4.3	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Shares that were transferred pursuant to Section 3.1 is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, a cheque (or other form of immediately available funds) for the cash amount, deliverable in accordance with such Holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom cash is to be delivered shall, as a condition precedent to the payment thereof, give a bond satisfactory to Parent and the Company and their respective transfer agents in such sum as Parent and the Company may direct or otherwise indemnify Parent and the Company in a manner satisfactory to Parent and the Company against any claim that may be made against Parent or the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

4.4	Extinction of Rights

Any certificate which immediately prior to the Effective Time represented outstanding Shares that were transferred pursuant to Section 3.1, and not deposited, with all other instruments required by Section 4.1, on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a shareholder of the Company or for the receipt of cash. On such date, the cash to which the former Holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to Parent. None of Parent or the Company shall be liable to any Person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. In addition, in the event of the surrender of a certificate of Shares that is not registered in the transfer records of the Company under the name of the Person surrendering such certificate, the amount of cash to which the registered Holder is entitled pursuant to Section 3.1 shall be paid to such a transferee if such certificate is presented to the Depositary and such certificate is duly endorsed or is accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes or any other Taxes required by reason of such payments being made in a name other than the registered Holder have been paid. If any amount of cash to which the registered Holder is entitled pursuant to Section 3.1 is to be delivered to a Person whose name is other than that in which the certificate surrendered in exchange therefor is registered, it shall be a condition of such delivery that the Person requesting such delivery shall pay any transfer or other Taxes required to be paid by reason of such delivery to a Person whose name is other than that of the Holder of the certificate surrendered or shall establish to the reasonable satisfaction of Parent that such Tax has been paid or is not applicable.

4.5	Withholding Rights

Parent, the Company or the Depositary shall be entitled to deduct and withhold from any consideration payable to any Holder of Shares or Company Options or Company RSUs pursuant to Section 3.1, such amounts as Parent, the Company or the Depositary reasonably determines is required to deduct and withhold with respect to such payment under the ITA, the Code or any provision of federal, provincial, territorial, state, local or foreign tax laws, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

ARTICLE 5

RIGHTS OF DISSENT

5.1	Rights of Dissent

Holders of Shares may exercise rights of dissent with respect to such Shares pursuant to and in the manner set forth in section 190 of the CBCA as modified by the Interim Order and this Article 5 (“Dissent Rights”) in connection with the Arrangement; provided that, notwithstanding Subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in Subsection 190(5) of the CBCA must be received by the Company not later than 5:00 p.m. (Toronto time) on the Business Day preceding the Company Meeting. Holders of Shares who duly exercise such rights of dissent and who:

(a)	are ultimately determined to be entitled to be paid fair value for their Shares shall be deemed to have transferred such Shares to Parent as of the time stipulated in Section 3.1(h), and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such Holders not exercised their Dissent Rights; or

(b)	are ultimately determined not to be entitled, for any reason, to be paid fair value for their Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Shares;

but in no case shall the Company, Parent or any other Person be required to recognize such holders as holders of Shares after the time stipulated in Section 3.1(h), and the name of such holders of Shares shall be deleted from the register of holders of Shares at the time stipulated in Section 3.1(h) and Parent shall be considered the holder of 100% of the Shares immediately following the completion of the transactions contemplated by Section 3.1.

ARTICLE 6

AMENDMENTS

6.1	Amendments

(a)	The Company reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date provided that any such amendment, modification, and/or supplement must be (i) set out in writing, (ii) approved by Parent, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court and (iv) communicated to Company Shareholders if and as required by the Court.

(b)	Any amendment, modification and/or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to or at the Company Meeting (provided that Parent shall have consented thereto) with or without any other prior notice or communication and, if so proposed and accepted by the Persons voting at the Company Meeting (other than as required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification and/or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to by each of the Company and Parent and (ii) if required by the Court, it is consented to by the Company Shareholders voting in the manner directed by the Court.

(d)	Any amendment, modification and/or supplement to this Plan of Arrangement may be made prior to the Effective Date unilaterally by Parent pursuant to Section 9.5 of the Arrangement Agreement subject to compliance with the conditions set out in such Section 9.5.

(e)	Any amendment, modification and/or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Parent, provided that it concerns a matter which, in the reasonable opinion of Parent, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former Holder.

ARTICLE 7

FURTHER ASSURANCES

7.1	Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further authorization, act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.